Exhibit 99.1

Elevate to Acquire Evans & Sutherland Computer Corporation

Dallas, TX and Salt Lake City, UT — February 10, 2020 — Elevate Entertainment Inc. (“Elevate”), an affiliate of Mirasol Capital, LLC, and Evans & Sutherland Computer Corporation (OTC PINK: ESCC) (“E&S”), a leading producer of high-quality advanced visual display systems, today announced that they have entered into a definitive agreement for Elevate to acquire, through its acquisition subsidiary, E&S for $1.19 per share in cash.  The transaction is valued at approximately $14,500,000.

Under the terms of the agreement, a subsidiary of Elevate will commence a cash tender offer to purchase all of the outstanding shares of E&S common stock for $1.19 per share.  The closing of the tender offer is subject to customary closing conditions, including the tender of greater than 50% of the shares of E&S common stock on a fully diluted basis.  The agreement contemplates that Elevate, through its subsidiary, will acquire any shares of E&S that are not tendered into the offer through a second-step merger, which will be completed as soon as practicable following the closing of the tender offer.  It is expected that the transaction will close during the first quarter of 2020, subject to customary closing conditions.

The boards of directors of Elevate and E&S have each unanimously approved the transaction.  Contemporaneously with entering into the merger agreement, certain shareholders of E&S holding in the aggregate approximately 51.1% of the outstanding shares of E&S, executed tender and support agreements pursuant to which they agreed to tender their shares in and vote in favor of the transaction.

E&S, together with its wholly owned subsidiary, Spitz, Inc., produces high-quality advanced visual display systems used primarily in full-dome video projection applications, dome projection screens, dome architectural treatments and unique content for planetariums, schools, science centers and other educational institutions and entertainment venues.  Spitz has over 70 years of experience as a leading supplier of planetarium systems, dome projection screens and other dome displays, while E&S supplies premier total system solutions for its digital theater markets as well as customized domes and other unique geometric structures in the architectural market.

“Evans & Sutherland is a global leader in the advanced display industry with a rich computer graphics, engineering, and technology driven-legacy” commented Jeb Terry, CEO of Elevate and Managing Director of Mirasol Capital.  “We look forward to promptly closing this transaction and supporting the Evans & Sutherland team as we build on the company’s proud history and service their clients around the world.”

“On behalf of the board of directors of Evans & Sutherland, we are grateful for the support of the company’s shareholders over many years and are pleased that they will receive the per share price offered by Elevate,” said Jonathan Shaw, CEO of E&S. “The company is extremely excited about this opportunity which allows us to enter into a new chapter extending our long history as a leader in visual display products. This will serve to provide exciting new opportunities and assure that our current and future customers will continue to have the best products available.”

Weil Gotshal & Manges, LLP served as Elevate’s legal counsel.  Boenning & Scattergood, Inc. served as financial advisor and rendered a fairness opinion to the board of directors of E&S and Durham Jones & Pinegar, P.C. served as E&S’s legal counsel.

Contact Info

Shaun Miller

Corporate Secretary

(214) 301-4250

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” including information that involves risks and uncertainties concerning the proposed acquisition of E&S by Elevate.  When used in this document, the words “projected,” “intended,” “may,” “propose,” “anticipates,” “can,” “will,” “look forward to,” “expected,” “future,” “new” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Any such statement may be influenced by a variety of factors, many of which are beyond the control of Elevate or E&S, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties.  Potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed, the possibility that less than a majority of the shares of E&S’s common stock is tendered in the tender offer, and the possibility that E&S may be adversely affected by other economic, business and/or competitive factors.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of E&S.

In addition, please refer to the documents that E&S files with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K.  These filings identify and address other important factors that could cause E&S’s operational and other results to differ materially from those contained in the forward-looking statements set forth in this document.  You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document.  Neither Elevate nor E&S is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Elevate will commence a tender offer for the outstanding shares of E&S.  The tender offer has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of E&S, nor is it a substitute for the tender offer materials that Elevate and its acquisition subsidiary will file with the SEC upon commencement of the tender offer.  At the time the tender offer is commenced, Elevate and its acquisition subsidiary will file tender offer materials on Schedule TO, and E&S will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of E&S are urged to read these documents when they become available because they will contain important information that holders of E&S securities should consider before making any decision regarding tendering their securities.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of E&S at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, E&S files annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by E&S at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  E&S’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.